Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

April 24, 2013

11 A.M. ET

Operator

Good day ladies and gentlemen and welcome to the ITC Holdings First Quarter Conference Call and webcast. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will be given at that time. (Operator Instructions).

As a reminder, today’s conference call is being recorded.

I would now like to turn the conference over to your host, Ms. Gretchen Holloway. Please, go ahead.

Gretchen Holloway — ITC Holdings Corp., Director Investor Relations

Good morning everyone, and thank you for joining us for ITC’s 2013 First Quarter Earnings Conference Call. Joining me on today’s call are Joseph Welch, Chairman, President and CEO of ITC, and Cameron Bready, our Executive Vice President and CFO. Last night we issued a press release summarizing our results for the quarter ended March 31st, 2013.

We expect to file our Form 10-Q with the Securities and Exchange Commission today. Before we begin, I would like to make everyone aware of the cautionary language contained in the Safe Harbor Statement. Certain statements made during today’s call that are not historical facts, such as those regarding our future plans, objectives and expected performance, reflect forward-looking statements under Federal Securities Laws.

While we believe the statements are reasonable, they are subject to various risks and uncertainties and actual results may differ materially from our projections and expectations. These risks and uncertainties are discussed in our reports filed with the SEC such as our periodic reports on forms 10-Q and 10-K and our other SEC filings. You should consider these risk factors when evaluating our forward-looking statements.

Our forward-looking statements represent our outlook only as of today, and we disclaim any obligation to update these statements except as may be required by law. A reconciliation of the Non-GAAP financial measures discussed on today’s call is available on the Investor Relations page of our website.

In addition,, ITC filed a registration statement on Form S-4 with the SEC to register shares of ITC common stock to be issued to shareholders of Entergy Corporation in connection with the proposed transaction with Entergy Corporation previously announced on December 5th, 2011. This registration statement was declared effective by the SEC on February 25th, 2013.

Investors are encouraged to read the prospectus included in the ITC Registration Statement in its entirety, as well as any other relevant documents when they become publicly available. These documents contain important information about the proposed transaction. The prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC website at www.SEC.gov when they are available.

These documents can also be obtained free of charge upon written request to ITC or Entergy. I will now turn the call over to Joe Welch.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Thanks Gretchen, and good morning, everyone. Before getting into my prepared remarks, I would like to note that they will be rather brief today, which is generally consistent with our first quarter updates given the comprehensive nature of our fourth quarter call.

Once again, I am pleased with our overall performance during the quarter as we successfully managed the challenges of executing on our standalone business, while also continuing to progress the Entergy transaction through the multi-jurisdictional regulatory approval process. Within our existing operating companies, we continue to deliver on our operational and financial commitments, which are focused on maintaining and investing in our transmission system to improve grid performance while also delivering ongoing growth.

We made good progress during the first quarter on our annual system maintenance plans, which are heavily focused on systematic planning and executing — execution of our preventative maintenance activities across our footprint, which serve to improve system performance and reduce reactive maintenance requirements. In addition, we are once again embarking on a rather ambitious capital plan for 2013 comprised of a diverse composition of capital projects including investments in a variety of initiatives in our base systems.

The combination of our maintenance programs and capital investments in our system are key contributor to achieving and maintaining operational excellence, which also serves to drive the significant customer benefits that accrue from high system reliability. The volatile winter weather that we experienced in the Midwest this year has created challenges for us as we seek to implement our annual capital investment plan and address system requirements.

Although we did make good progress in the first quarter relative to our annual capital investment plans, we are somewhat behind where we expected to be largely due to these weather delays. In addition, albeit not included in our first quarter results, we also had incremental unplanned investments associated with the restoration activities from the April’s winter storm, Walda, and southeast Minnesota’s portion of ITC Midwest where icing conditions caused damage over a period of two and a half days.

We activated our emergency restoration plan deploying crews from all over Iowa and southern Minnesota and I’m proud to report that power was restored to all customers in less than 48 hours. This storm once again allowed us to demonstrate our timely and effective storm restoration capabilities, as well as our local community and utility collaboration, which continue to serve as a very important indicator of the value that ITC brings to the communities and the customers it serves.

We also furthered our development efforts in the first quarter with the announcement of SPP’s approval of the Elm Creek-Summit transmission project in early March. ITC Great Plains will construct approximately one half of the 60-mile, 345 kV transmission line, which will connect ITC Great Plains Elm Creek substation to West Star Energy’s Summit substation.

The project is being undertaken through our partnership with Mid-Kansas Electric Company, LLC, and ITC Great Plains will own and operate the northern section of the project with Mid-Kansas Electric Company. The project will benefit residents and businesses in central Kansas and the broader region by reducing congestion and improving reliability and the efficiency of the grid.

The assignment of these — of this first project under our new co-development agreement with Sunflower and Mid-Kansas Electric Company is an important milestone in demonstrating the value of our partnership in the SPP region and our ability to continue to expand our footprint within the region through our collaborative approach. As it relates to regulatory proceedings in which ITC is actively involved, there have been no new developments on any of the outstanding FERC complaints that ITC is involved in since our fourth quarter call,with the exception of ITC’s Midwest complaint against ATC regarding MVP Project #5. ATC has requested rehearing on the FERC order issued in February that granted ITC’s complaints. FERC has not yet acted on that rehearing request. We remain confident that we will prevail in this complaint case consistent with FERC’s original ruling.

On the regulatory policy front, however, we are beginning to see FERC orders on the first phase of Order 1000 compliance filings made last fall, including FERC’s order on MISO’s compliance filing, which was issued in late March. Generally, the order relating to MISO’s compliance plan was in line with expectations and included four key elements worth highlighting.

First, FERC found that MISO’s regional transmission planning process complies with the requirements of Order 1000, and accepted all other changes to MISO’s tariff to be effective on June 1st, 2013, which is the start of the MTEP 14 planning cycle. Therefore, any changes to the tariff, including changes for the elimination of the right of first refusal, will first apply to projects approved in MTEP 14 in December 2014.

Second, FERC found MISO had demonstrated its regional costs allocation methodology for transmission projects, including multi value projects or MVP’s, to be largely compliant with the six regional cost allocation principles required in Order 1000. However, MISO was directed to file a further compliance filing within 120 days of the order revising its tariff to explain how it plans to identify the impacts and costs allocations related to projects built within MISO to benefit other regions, and to affirm whether MISO has agreed to bear the costs of system upgrades made in other regions to benefit its members.

Third, FERC rejected the argument that MISO’s existing right of first refusal is equivalent to an existing contract and, therefore, protected from modification, thereby reinforcing their efforts to eliminate ROFR regionally cost-allocated projects within the region. FERC reviewed MISO’s newly proposed competitive process for project selection and a companion process for developer certification, and found MISO’s plan complied in part with the requirements under Order 1000, but also found fault with many of the specifics.

MISO was ordered to make another compliance filing to correct deficiencies in the proposed project solicitation process, which ranged from removing provisions to allow a state the option to select a transmission developer to adjusting the weight of certain selection criteria. Lastly, FERC required MISO to submit a compliance filing providing further explanation around previously approved projects in Entergy’s 2014 through 2018 construction plan, and how these projects will be treated and evaluated in the MTEP process post Entergy integration into MISO.

Once again, FERC’s order was largely in line with expectations, and we were pleased to see MISO’s existing policies around planning and costs allocation were largely in line with Order 1000 requirements allowing MISO to proceed with its planning and cost allocation process already under way. While MISO is required to submit certain additional compliance filings, these largely revolve around the ROFR selection process and the Entergy transmission projects where it could be expected that additional modifications could be required.

As we have previously discussed, ITC does not believe that ROFR rights have historically served as an inhibitor to transmission development. That being said, ITC is well-positioned to be successful in a non-ROFR world due to our independent transmission-only business model, and resulting singular focus on transmission, as well as our track record of executing on development projects.

In fact, ITC’s last major development project to be placed into service, the KETA Project, came in well under budget and ahead of schedule. We believe that these attributes result in ITC being well complexioned for a competitive environment. It is worth noting that at this time SPP’s compliance filings remain pending before FERC, and we expect an order on this filing in the coming months.

In addition, from a scheduling perspective, additional filings on Order 1000 compliance, including the MISO compliance filings required under this recent FERC order, and the second phase of Order 1000 compliance filings relating to interregional coordination and costs allocation are due in July. Turning now to our transaction with Entergy Corporation, we also continued to make progress advancing the transactions during the first quarter and remain on pace to close the transaction in 2013, as originally contemplated.

As most of you are aware we are now in the midst of the regulatory approvals process within the five retail jurisdictions in which Entergy operates and at FERC. With respect to the retail jurisdictions, our efforts remain focused on responding to initial testimony filed by commission staffs and interveners, and preparing for upcoming hearings with the objective of obtaining all necessary approvals as soon as possible.

With respect to the FERC process, in early March, FERC tolled the Company’s 203 and 205 applications for 180 days and now has until September to act, although I would note that FERC is in no way required to use the allocated six months to do so. In addition to the regulatory approval process, we have also continued to work towards receiving the other necessary approvals to close the transaction.

Perhaps, most importantly, we held our special meeting of shareholders on April 16th at which time our shareholders approved all of the proposals presented and necessary to close the transaction. As we look toward to the remainder of the year, we mean — we remain very optimistic about our ability to deliver on our standalone commitments, while also bringing the Entergy transaction to a successful close, expanding ITC’s independent transmission model into the Midsouth region. Our first quarter results demonstrate this ability and provide a solid building block for the remainder of 2013. I will now turn the call over to Cameron for the financial update.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Thanks, Joe. Good morning, everyone. Before I begin I would like to note it is snowing in Michigan today, so we do hope that everyone joining us on our call today is enjoying their spring as much as we are.

For the first quarter of 2013, ITC’s reported net income was $50.2 million or $0.95 per share as compared to reported net income of $46.1 million or $0.88 per share for the first quarter of 2012.

Operating earnings for the first quarter of 2013 were $58.8 million or $1.12 per diluted share compared to $48.6 million or $0.93 per diluted share for the first quarter of 2012.

Our operating earnings are non-GAAP measured. That excluded the after-tax expenses associated with Entergy transaction of approximately $8.5 million or $0.17 per diluted share and $2.6 million or $0.05 per diluted share for the first quarter of 2013 and 2012, respectively.

For the first quarter of 2013 operating earns also excluded a de minimus amount of interest expense associated with the estimated refund liability recorded for certain acquisition accounting adjustments for ITC Midwest, ITCTransmission and METC resulting from the May 2012 FERC audit order on ITC Midwest. Consequently, operating earnings are reported on a basis consistent with how we provide our earnings guidance for the year, and excluded the aforementioned items that were not reflected in earnings guidance and do not impact the future earnings potential for the business.

The year-over-year increase in operating earnings of approximately 20% was attributable to higher income associated with increased rate base and AFUDC in all of our operating companies. Year-over-year our March 31st ending rate base increased approximately 15%, while construction work-in-progress increased approximately 20%. Effective execution of our capital investment plans remains the primary driver of our financial performance for the first quarter.

As we have noted, it is largely these capital investment plans that create customer benefits in the form of improved system reliability and the economic efficiency of the grid, while also serving to benefit shareholders through the growth of our business. This alignment between customer and shareholder benefits is a very important aspect of our value proposition.

For the three months ended March 31st, 2013, our capital investments totaled $212.0 million across all of our operating companie. This amount includes $53.4 million at ITCTransmission, $32.3 million at METC, $92.2 million at ITC Midwest and $34.1 million at ITC Great Plains.

Although we are generally pleased with the start for the year, the volatile and lingering winter weather here in the Midwest has impacted the pace of our capital investments during the first quarter. Our actual results from a capital investment perspective were behind our budget for the quarter, largely due to the impact of the inclement weather and to a lesser degree changes with project schedules.

However, our current full year of capital investment forecast suggests that we will be able to catchup and meet our overall annual expectations, although capital investments are expected to be more skewed towards the latter part of the year than originally anticipated.

As a result, we are today reaffirming our aggregate standalone capital investment guidance for the year of $760 million dollars to $860 million, which includes $200 million to $230 million at ITCTransmission, $160 million to $180 million at METC, $270 million to $300 million at ITC Midwest and $130 million to $150 million at ITC Great Plains.

In addition, we are also reaffirming our annual operating earnings guidance of $4.80 to $5.00 per share, which excludes any impact associated with the Entergy transaction.

Turning now to our financing and liquidity requirements, earlier this month we continued with the implementation of our 2013 financing plan by issuing new $100 million, 30 year first mortgage bonds at ITC Midwest.  These new bonds accrue interest at a rate of approximately 4.09%, and the proceeds were used to primarily pay down ITC Midwest’s revolving credit balance and fund capital investments. As mentioned on our fourth quarter call, we also executed a $250 million term loan agreement at ITC Holdings, in February, which matures at the end of 2013.  The ITC Holdings term loan was designed to be a short-term funding vehicle and we anticipate refinancing it later this year. It is also worth noting that $100 million of the proceeds from this term loan were advanced to ITCTransmission in the form of an inter-company note to bridge the operating company’s Q1 financing needs until mid-year.

This allows us to address ITC Transmission’s new long-term financing needs concurrently with the refinancing of its existing $185 million bond, maturing on July 15th, in order to optimize funding costs and reduce the volume of bonds financings at that entity. As for ITC Holdings, in addition to the need to refinance the $250 million term loan, it also has $267 million of senior notes maturing in July and a separate $200 million term loan maturing in August.  We expect to refinance all three of these financings with a larger, longer-term financing later this year.

On a related note in order to mitigate some of the pricing risk associated with our future ITC Holdings financing requirements, we have continued to execute on our hedging program through the use of interest rate swaps. Thus far, during 2013, we have executed an incremental $250 notional amount of ten year and 30 year forward starting swaps.  The weighted average interest rate for this series of swaps is approximately 2.6%. Currently, our aggregate hedge position associated with our expected ITC Holdings financings is a notional amount of $475 million at a weighted average rate of approximately 2.96%.

From a credit quality perspective, on April 15th Moody’s affirmed its investment-grade credit ratings for ITC Holdings and our operating companies as part of its annual review process. As we have stated before, maintaining the high credit quality of our business at our operating companies, as well as ITC Holdings is an important element of our plan as it supports cost effective access to capital in virtually all market conditions, which is necessary to facilitate the intensive capital investment requirements of our business.

As for current liquidity position, as of March 31st, 2013, we had $67.6 million of cash on hand and $433.7 million of net undrawn revolver capacity, bringing our total liquidity position to $501.3 million. Our total capacity available under our revolving credit facility is current $725 million.  For the three months ended March 31st, 2013, we reported operating cash flows of approximately $72 million compared to operating cash flows of approximately $30 million for the first quarter of 2012. This increase was largely attributable to increased revenue resulting from higher rate base at our operating companies, the timing of certain first quarter interest rate payments and lower cash taxes.

Lastly, as Joe noted previously, our organization remains very focused on delivering on our stand-alone five year plan, while we also advance our transaction with Entergy towards closing. Our standalone long-term plan consists of approximately $4.2 billion in new transmission infrastructure over the 2012 to 2016 period, with a focus of delivering reliability and other economic benefits to our customers, while simultaneously advancing the development of a 21st Century grid better suited to our current energy market structure and how energy is produced and used today.

I would now like to update on some of the key projects within this plan. For the Michigan Thumb Loop Project, construction is well underway, and we expect more than half of the project to be placed into service at the end of 2013, with the remaining portion of the project going into service in 2015, providing the critical infrastructure to support the previously approved wind zone development in the state of Michigan.

For the Kansas V-plan, right-of-way acquisition is nearing completion and substation and line construction is well under way putting us very much on target to meet the late 2014 in-service date. As it relates to our portions of the four MISO MVP projects, work is advancing as contemplated.

For MVP Project #3, ITC will be responsible for building the northern portion of the line in Minnesota, which is approximately 72 miles and connects to the Company’s Lakefield Junction substation in southwest Minnesota to new substations to be built in Iowa. We have prepared an extensive routing study based on feedback from public outreach and filed a route permit application for the project and certificate of need in Minnesota in March.  In addition, we are beginning the regulatory process for the approximately 30 miles of MVP Project #3 that will traverse south from the Iowa/Minnesota border to two new substations, one to be built by ITC, and the other to be built by Mid-American Energy. ITC has conducted the necessary public information meetings, sponsored by the Iowa Utilities Board in mid-April. The project is scheduled to be completed in 2017 with certain segments being placed in service as early as 2016.

For our portion of MVP Project #4, ITC is responsible for building segments of line totaling approximately 115 miles within Iowa. ITC is in the process of securing voluntary easements to build the first 12-mile segment of the project, and has also begun routing work and acquisition of substation property to support our construction of the other sections of the line.  Public information meetings for those segments are scheduled through the third quarter of this year. The project is scheduled to be completely in service in 2018, with certain of the project being placed in service between 2015 and 2018. For MVP Projects 5 and 7, we continue to work through ownership of ITC’s portions and both of these projects have an in service target date of 2018.

As a reminder, the portfolio of MVP projects approved by MISO are expected to provide broad regional benefits commensurate with costs, and also support approved state and federal energy policy mandates in the MISO region. Our performance and execution in the first quarter builds on our solid foundation of delivering on commitments that we make to both customers and shareholders.

Further we have made good progress with our efforts to advance our Entergy transaction to closing and remain on track with our overall expected timeline for completing the transaction. As Joe noted, we are now well into the regulatory approval process in each of Entergy’s retail jurisdictions, as well as at FERC.

As part of this process we are now starting to see formal testimony from commission staffs and interveners, which provides us a good sense as to the issues and concerns that parties may have with the proposed transaction. We and Entergy anticipated these concerns and they have not been surprising. It is worth noting that this is a very important step in the process, as we are now starting to see where there is commonality across and where there are differences.

Ultimately, it is this information that will allow us to work towards finding solutions and addressing issues in a meaningful way across the jurisdictions. We look forward to the opportunity to do just that, while also emphasizing the benefits of the transaction to the region which are both compelling and demonstrable.

As we have communicated previously, we strongly believe that we can both execute effectively on our stand-alone strategy, while also advancing the Entergy transaction, the combination of which we feel provides the best value creation opportunity for our investors. At this time I would like to open up the call to answer questions from the investment community.

Operator

(Operator Instructions). Our first question comes from Julien Dumoulin-Smith of UBS. Please, go ahead.

Julien Dumoulin-Smith - UBS Securities, LLC

Hi. Good morning.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Good morning, Julien.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Good morning, Julien.

Julien Dumoulin-Smith - UBS Securities, LLC

Joe, first question here. You talked a lot about the FERC 1000, MISO and SPP compliance filings. I’d just be curious, are we going to hear in sort of the back half of the year about some of the opportunities resulting, perhaps, from the removal of ROFR? Is that something you would envision talking about later, or how do you think about that opportunity given the clarity coming out of these compliance filings? Do you see an opportunity there whatsoever?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Well, I think the fact is that I — I remain guarded on a lot of, you know, what FERC is doing on ROFR. You know, as I stated in my comments that, you know, first off, it hasn’t shown that there’s any — any resistance in the marketplace for us to do development projects. The big problem that you have with ROFR, and why I can’t give you a definitive guidance, is that the major issue that is always going to be coupled with transmission development is siting and it’s never been the willingness of people to get in and build a project. It’s been the ability to get them sided once they have gone through the planning process.

ROFR doesn’t deal with that and so there is a very long and hard process that you have to go through if you are not the incumbent utility in any footprint. I think from a competitive standpoint, as I stated in my prepared remarks, is that we are complexioned, as well as in my humble opinion, better than anyone else to compete, but the fact of the matter is is that the siting is going to be the issue and — and I, for the life of me, don’t know why FERC focused on ROFR when they should have focused on siting.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Julien, it’s Cameron. I will just add a couple of comments. First of all, one of our concerns about ROFR, in changing the rules of the road, with respect to ROFR is that it runs the risk of slowing down the planning process. And I think because the rules are not yet well established as to how the selection process will work in a competitive solicitation environment, you know, we are somewhat concerned with the pace of planning, you know, over the course of the next year or so. As you can imagine, tactically, one needs to be thoughtful about how to promote projects that it might want to — or one might want to advance in an environment where we’re not exactly sure yet as to how the selection process will be executed.

So I think as we continue to advance our development initiatives, and we continue to look at the projects that we have in our pipeline that we’re looking to advance, we do have to be tactical and thoughtful about how and when we actively promote those through the planning process given that we don’t know with great certainty how the selection process is going to be implemented under Order 1000 and MISO or SPP at this stage. Now, that certainly doesn’t mean we’re sitting on our hands and waiting, but it does mean that we have to be thoughtful and careful about how to approach that.

Julien Dumoulin-Smith - UBS Securities, LLC

Great. Thank you for that thorough response. Secondly, here going to the Entergy transaction and I understand it’s always challenging to talk openly about this, but there’s been some discussion about a trust structure, specifically in Louisiana. I would be curious if you could provide any kind of sense as to what direction that might go in in the current petition if you have any sense as to what might be palatable from your perspective.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Yes. It’s a good question, Julian. It’s obviously gotten some attention. You know, I think from our perspective, we remain focused on promoting and advancing this transaction. You know, we think, given all the alternatives that Entergy may have in front of them with respect to their transmission business, that this transaction, by far, provides the most benefits and the most value for Entergy’s region. I don’t think there is another owner out there that can do what ITC can do in that region with the track record that we have, the demonstrated ability to improve system performance for the benefit of customers, the ability to identify and execute on regional economic projects that improve market access and create value for customers in terms of the lower delivered cost of energy, excuse me.

End of day, I don’t think the trust structure that’s been contemplated or any other transaction for that matter, you know, creates the benefits for the region that the transaction that we have negotiated and executed with Entergy does, and I ultimately believe that through the course of the process we will be able to convincingly demonstrate that. So although there has been a — you know, some focus as of late, on other alternatives, you know, ultimately end of day, you know, we do believe this is the right transaction for the region. We are the right transmission owner for the region and that the benefits that materialize to rate payers in the region from this transaction are, again, meaningful, quantifiable and are — are certainly from our perspective, you know, well worth the effort to advance the transaction.

Julien Dumoulin-Smith — UBS Securities, LLC

Great. And then the last question here briefly on renewals, now we have some clarity from IRS, we had a few months to pass since the PTC extension. How is renewable policy evolving, and specifically, from your angle, what kinds of incremental opportunities are you seeing to intertie new renewals to the grid? How much of the PTC extension really changed your outlook?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

It really hasn’t changed the outlook a great deal to be candid. I think you have a couple dynamics, you know, in the market right now. One, you have certainly the PTC renewal, which is a positive, but I think counteracting that to some degree is there’s been a little more discussion, you know, in some states about their desire to either scale back, pull back or in some cases even eliminate the existing RPF’s or REF’s, mandates that they have. So I think the market around renewable development remains somewhat tempered, as we have discussed. Much of the build-out that we had associated with interconnecting those resources is behind us.

There’s not a tremendous amount in our plan going forward as it relates to facilitating expected, you know, new renewable interconnections systems to our system. There are some and those are continuing in the PTC extension certainly has — has allowed for that to happen, but we — we continue to — to expect that that environment will be somewhat more challenged going forward, and I think our plan has appropriately addressed that.

Julien Dumoulin-Smith — UBS Securities, LLC

Great. Thank you very much for the time.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Thanks, Julien.

Operator

Our next question comes from Kevin Cole of Credit Suisse. Please, go ahead.

Kevin Cole - Credit Suisse

Good morning.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Morning, Kevin.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Good morning.

Kevin Cole - Credit Suisse

I just had a quick follow-up to question JDS’s FERC 1000 question. So I guess is — is it — is the elimination of utilities Right of First Refusal basically inevitable at this point?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

You know, I believe so. I think FERC has pretty much laid out their — their policy on it and, you know, I think that they — they want to go forward with this process. As — you know, and as myself and Cameron both laid out, I think in more detail than probably necessary, that I actually think that for the development of regional projects, it’s going to be something that’s going to actually cause more problems than it is going to solve any.

You know, I stated it before and state it again there wasn’t a problem in getting these projects. We had a problem in the very beginning getting them planned. We have worked our way through that and the next problem on the — on the radar screen was cost allocation. That one got taken care of. There was never a problem dealing with Right of First Refusal.

The next problem on the radar screen has been siting, but now as you see these — these regional projects starting to have the focus of competitive nature being put into it, it starts to go back and work its way through the planning process because the incumbent utilities are going to have a rough time opening up their and exposing their systems for competition when in fact they have all the liability still for system security. They have all the liabilities for cyber security and there are a lot of rules out there ROFR just is not compatible with. So I think the planning process is going to really get drug down with this and — but do I think ROFR is staying? Yes.

Kevin Cole - Credit Suisse

And so does this go beyond a competitive transmission in a way that this is basically now a free-for-all where you and everybody else can basically take a claim of anybody’s project? Like within the MISO?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

I don’t think it’s going to be like that. I mean, you know, that — that could be one outcome, but I certainly don’t think that. I mean, you know, the — the biggest process that you have going on out there is, you know, let’s assume that you’ve gotten it through the planning process. Then the debate is going to be how do you pick what a bid looks like, and the fact of the matter is is that, you know, is it — is it in service costs is it lifetime costs? Is it lifetime costs with maintenance? I mean it’s just — there is no clarity on this and, you know,

I have spoken to this and spoken to this in all candor with the FERC commissioners, but it was an idea that someone had as to how they could develop this more and I just — I don’t see it happening.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

I would add a couple things, Kevin, which not to muddy the waters but, you know, do we think it’s inevitable ROFR rights will be eliminated regionally cost (inaudible) projects? I think the short answer is probably yes. We do think that. I think frankly FERC’s ability to eliminate ROFR probably will be challenged at the courts, but that’s a guess on our part, but I’m assuming that to be the case. So it remains to be seen as to ultimately how the courts might rule on it.

I think the other thing to note is we are seeing a number of states propose their own state level ROFR requirements and legislation that will effectively reintroduce ROFR within a state. So as you can imagine, if you have a — a project across a state with a ROFR requirement and one that doesn’t as you get into regional projects, by their very nature, they will likely cross state boundaries, you know. It will creates some complexities as to how — how developers and — and owners will ultimately be chosen through a selection process. And as we talked about in our prepared remarks, you know, that selection process remains somewhat unsettled.

Exactly what criteria will be used, whether the — the person that proposes the project is somehow incentivized in the selection process, I think remains to be seen. You know what the criteria are remains to be seen. I do think, end-of-day, regardless of what the ultimate selection criteria are that incumbents utilities with existing infrastructure, existing leveragable infrastructure and resources and capabilities will be better positioned to prevail in these solicitations.

And I think we, ITC, because of our unique business model, because of our sole focus on transmission, our independence and our capabilities, I think we remain as, Joe highlighted earlier, as well-positioned if not better than most to be successful in that environment. So we’re preparing ourselves for the inevitability, but exactly how it’s going to play out I think is still somewhat up in the air.

Kevin Cole - Credit Suisse

And then actually, Joe, can I ask you (inaudible) can I ask you one last question?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Sure.

Kevin Cole - Credit Suisse

Given that nobody really knows FERC better than you, at least, I would — I’d like to ask you —

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

I wish I knew them that well.

Kevin Cole - Credit Suisse

I guess — I guess on a FERC ROEs, now that we’ve — I guess, across the US we have seen about a dozen, you know, non-ITC related ROE complaints. I guess with many of them brought on by state commissions themselves.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Sure.

Kevin Cole - Credit Suisse

How do you think that FERC can best, I guess, elegantly resolve this issue in a reasonable time frame given this issue is clearly an overhang for the industry?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Well, it — first of all, you know, I recognize that it is a — a clear overhang for the industry. You know, the — the fact is that with all the discussion that we just had, we have now thrown in one more layer of uncertainty into transmission development, and I feel that FERC is — is still going to stay the course on providing reasonable incentives as was outlined in — by law to get this transmission built. I think there’s, you know, I have not seen them waver yet. There’s a big difference between the people at FERC that make policy and the trial staff, and ultimately this is going to have to get up to the commission for that decision and then the commission is going to have to speak. I think that in all candor the commission has really directionally said that they’re going to stay the course, but I think the realities are that they feel pressure from different avenues.

The thing that frustrated me in this process is that while I don’t argue that the interest rates have dropped and dropped significantly, but the process of building these regional projects, especially these large ones, has gotten more complicated and actually they have instilled more risk into them in the last couple of years than we had before, and so if you’re really looking at this from the true risk that’s associated with these, then they’re going to stay the course. And, you know, time will tell, but I — you know, I firmly believe that they stay the course.

Kevin Cole - Credit Suisse

All right. Thank you, guys.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Thanks, Kevin.

Operator

(Operator Instructions). Our next question comes from Michael Bates of D.A. Davidson. Please, go ahead.

Michael Bates - D.A. Davidson

Hey. Good morning guys. Most of my questions have been answered, but a couple of issues that I did want to ask about. First, can you give us any commentary on the landscape down in SPP? How much more opportunity do you see over the next couple of years to start work on projects similar to this Elm Creek-Summit Line?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Well, first of all, you know, the — the fact is that if you just look and whether it’s SPP or any place else, if you look at transmission development in the United States, and you really get a map of high voltage transmission and when I’m talking high voltage transmission I’m talking 500 kV and above, and you look at that map of the United States, you’re going to see a huge void and that huge void goes right through the heartland of the United States.

If you look at development of grids, and I’m talking now the development of grids worldwide — what you see worldwide and how they’re developing them, especially for countries, and I will use China as an example, that they that they are now moving power 2000 and 3000 kilometers. They are no longer moving coal by rail. They are consolidating their power plants outside of the urban areas so that they can keep the urban areas, if you will, clean and pristine. They’re trying to support their manufacturing.

They’re trying to develop all of their natural resources including the renewables, and so when you look at where the natural resources in this country are clustered if you look at where the loads are, you realize that through that heartland of the United States, we are going to have to build long, high voltage regional transmission lines. And whether it’s SPP or anyone else, the inevitable will happen over time as we try to maintain ourselves for global competitiveness. That was our original focus as to why we went there.

You know, as Cameron was talking about, the renewable resources, of course, his comments were almost focused on the geographic regions where we have service territories established. But if you look at the western portions of Kansas and Oklahoma, they are still largely untapped, and those are going to be huge beds of renewable resources for sure as time moves on and we will develop those over time. It’s going to be a matter of costs, time and when it happens. So we stay optimistic on the future of how that is going to roll out, and that’s why we have had presence there and we will continue to have our presence there. And that’s why others have followed us there.

Michael Bates - D.A. Davidson

What parts of the country do you see other opportunities that you’re likely to pursue, you know, over the next five to ten years that you haven’t started anything yet?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Well, I — that is a question I just won’t answer. You know, we’ve spent a lot of time with our development group and, you know, several years ago we announced — and really I don’t say got ahead of ourselves, but we announced what we were doing on one of these calls and our reward for that was that the people who follow us immediately convened in that area and tried to develop transmission projects based on our work that we had done for a couple of years in advance. So, you know, when Cameron’s team, his development team, announces something that’s when you’re going to have to find out about it because we’re not going to tell you where we’re prospecting.

Michael Bates - D.A. Davidson

Fair enough. All right. And then one last question that’s more centered on the quarter itself. You know, you commented on the volatility of the weather and how that slowed down progress in some of your projects. Can you give us a picture as far as how significant that impact was versus your original expectations?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

Sure. Mike, it’s Cameron. I’m happy to do that. For the quarter it was about $40 million to $50 million of, I think, shortfall relative to our original plans. As noted in my prepared comments, we expect that to be made up in the balancing of the year and remain on track with respect to our overall expectations for the year, but obviously, as a result of the slower start largely driven by the weather, it will be more back-end loaded than we had originally anticipated. So that’s the nature of this business. When you’re executing a capital plan in the range of $760 million to $860 million there’s a lot of irons in the fire at any given point final in time, and the weather does have an impact on our ability to — to pace those investments in any particular period, but we remain confident with our — our ability to catch up.

We do have some incremental capital that was underplanned, as Joe mentioned, with respect of winter storm Walda in southwestern Minnesota where we had something probably in the neighborhood of 300 structures impacted. It was a fairly significant storm, you know, certainly for our service territory that didn’t get a lot of attention. You know, that will provide some incremental capital investment requirement, as well. So net-net for the year, we’re still confident with our overall plan. The weather has just forced a little slower start than our anticipated — than what we anticipated rolling into the year.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

I might add that last year, when we had really good weather at this time of the year, that no one worried about us getting a quick start.

Michael Bates - D.A. Davidson

Sure. And where was CWIP at the end of the first quarter.

Cameron Bready - ITC Holdings Corp. — EVP & CFO

It was around $610 million.

Michael Bates - D.A. Davidson

Great. Thank you very much.

Operator

Our next question comes from Ashar Khan of Visium. Please, go ahead.

Ashar Khan - Visium Asset Management

Hi.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

Good morning.

Ashar Khan - Visium Asset Management

Can I just — going back to the Entergy transaction in your prepared remarks, you mentioned that, of course, now you have heard from nearly all except for one the commissions, their staff. What is lacking in terms of their giving the thumbs up to the transaction? I guess it’s pretty clear that looking — what are they looking for as you’ve read the recommendation? What are they looking for in your view? And my second question is do you — as you sit right now having seen these, do you think that you can come up with settlements, or is this going to be litigated to the end in each of those commissions that have opined, their staffs have opined, in the last ten days?

Cameron Bready - ITC Holdings Corp. — EVP & CFO

I’ll try to address that as best I can or as much as I’m willing to. Let’s put it that way. Just to be clear, we’ve seen testimony now from staff in two jurisdictions. We’re remaining or awaiting testimony in the others from the staffs, themselves, but I’m frankly not expecting a great deal of difference in what we see coming out of the other jurisdictions. I think, in general, the — the areas that they’re focused on are ones that we knew, you know, certainly they would be focused on as we approached this transaction. One will be, certainly, the rates associated with our business model, how those differ from traditional state utility regulation. Part of our job is to convince and help them to understand why that’s important in terms of making the investments in the system that drive the benefits for customers longer-term, but certainly that is a concern that has come out of their comments, as we knew it would.

I think the second broad area relates to just jurisdictional issues, and what are the — the rights and what is the opportunity for the state commissions to participate in transmission regulation going forward recognizing that our rates are regulated by FERC. So part of, I think, that exercise will certainly be working with the commissions to help them understand what they gain in terms of access, information and ability to participate in the planning process as part of this transaction, you know, as opposed to the focus being on what they feel that they’re losing, which is really that after fact ability to rate regulate an enterprise and working to find solutions that will hopefully bridge that gap with them. Those are the broad areas.

You know, there are other areas, some of it focused on sort of the MISO integration of Entergy’s business, some of them focused on other more state specific issues that may arise in a particular jurisdiction, but generally those are the broad categories that — of focus areas there’s a lot of different issues that may fall under one of those two categories. You know certainly what we have seen and we have heard throughout course of our interaction is that we’re going to have to work with them on.

As it relates to the second part of your question, as I think we noted on our last call, clearly, our preference is to try to pursue settlements where we feel that reasonable solutions can be developed and constructed to address the concerns that — that are raised by the commissions as part of the process. That, again, is something we would like to pursue and it’s something we’re prepared to pursue and we do believe that that is an appropriate path for this particular transaction. That being said, we remain committed to working through the full adjudicated process if that proves necessary. Certainly, our hope is that it — it — that we would be able to reach reasonable settlements in each of the jurisdictions. To the extent that we can that’s great. To the extent we can’t we’ll proceed through the process as it’s been laid out in the procedural schedules that have been established.

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

I would like to add to that what Cameron has to say and caution people as they watch this happening that it’s — first of all, if you are a student of the regulated world, you’ll know that as you go through more than one jurisdiction the ability to get to a common ground gets exponentially harder because you need to hear from all the parties, and all the parties are not consistent as to everything they have to say. So getting all of this information out and into a way where we can get it in front of us then helps give us a road map as to either how we’re going approach it through the hearing process and/or through the settlement process. Clearly, the settlement process allows you to do more custom tailoring and it allows, you know, the commissions their ability to agree to things that they may be prohibited from by whatever they have to do.

I mean in the settlement process you can bring in other externalities into the decision process where if you go through the hearing process it’s what they’re allowed to do under the laws that governs each state, which by the way are not the same state to state so getting — being able to thread — put a piece of thread through the eye of five needles gets very difficult with different laws that pertain to each one of the states and what the jurisdictional capabilities have. So this is an important process and, you know, I just caution people to not read into it more than what they see. It’s what we expected and as Cameron stated, we don’t expect to see a lot of differences, but we will see some uniqueness in each one of the filings as they come because they’re going to start to try to get to that unique solution set that’s best for each one of those states. Our job is then to find a common ground where we can bring it together in one comprehensive deal.

Ashar Khan - Visium Asset Management

If I can just follow up in response to what you said, is a settlement then more likely or not likely because each one will be asking for different things and everything? Is the commentary your commentary in the last one minute? Is it more likely or less likely?

Joe Welch - ITC Holdings Corp. - Chairman, President & CEO

I think it’s premature to — to tell what it’s going to be. We haven’t seen what’s in the other jurisdictions first of all, and, you know, then when we sit down, we will roll our sleeves up and try to pick the best path to get this transaction done. We feel very strongly that this is in the best interest of those customers and we — we’re going to be committed to getting it done in settlement or adjudication, we’ll pick the path that we think can give us the most probability for success.

Ashar Khan - Visium Asset Management

Okay. Thank you.

Operator

I’m showing no further questions at this time. I would like to turn the conference back over to Ms. Gretchen Holloway for any closing remarks.

Gretchen Holloway — ITC Holdings Corp., Director Investor Relations

This concludes the Q&A portion of our call. Anyone wishing to hear the conference call replay, available through Monday, April 29th, should dial toll free 855-859-2056 toll free or 404-537-3406. The passcode is 31787042. The webcast of this event will also be archived on the ITC website at itc-holdings.com. Thanks everyone, and have a great day.

Operator

Ladies and gentlemen, this does conclude today’s conference. You may all disconnect and have a wonderful day.